SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                                  Serono S.A.
                               -------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                              ---------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X   Form  40-F
                ---             ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                                ------

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No  X
          ---        ---

     (If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the
registrant  in  connection  with  Rule  12g3-2(b):  82-      )
                                                       ------


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                                                                          SERONO



Media Release



FOR IMMEDIATE RELEASE
---------------------



            SERONO TO ACQUIRE REMAINING MINORITY INTEREST IN GENSET
                      FINAL TENDER OFFERS COMMENCED TODAY


GENEVA, SWITZERLAND - May 15, 2003 - Serono S.A. announced today that its wholly owned subsidiary Serono France Holding S.A., which owns 96.6% of Genset S.A., will acquire the remaining shares of Genset that it does not already own. Under applicable French law, the squeeze-out of the remaining shares is a two-step process, consisting of a repurchase tender offer followed by a mandatory squeeze-out.

Serono France Holding today commenced two separate, related cash tender offers as the first-step in that process. In the United States, Serono France Holding commenced a cash tender offer for all remaining ordinary shares of Genset S.A. held by U.S. holders and all shares represented by American Depositary Shares of Genset, each ADS representing one-third of a share. Serono France Holding is offering the U.S. dollar equivalent of EUR 8.19 in cash for each Genset share and EUR 2.73 in cash for each one-third share represented by an ADS. In France, Serono France Holding commenced a cash tender offer for all remaining Genset shares held by non-U.S. persons at the same price in euro.

There are no conditions to the offers.

On the business day following the expiration of the offers, the mandatory second-step squeeze-out will occur and all remaining shareholders, including those who hold shares in the form of ADSs, will have their shares automatically converted into the right to obtain the offer price of EUR 8.19 per share or EUR
2.73 per one-third share represented by an ADS.

The U.S. tender offer and withdrawal rights are scheduled to expire at 12:00 noon, New York City time, on Friday, June 13, 2003, unless extended. Serono France will announce the results of the offers and the completion of the squeeze-out when it occurs.

MacKenzie Partners Inc. is the Information Agent for the U.S. tender offer.


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ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:                      INVESTOR RELATIONS:
Tel: +41-22-739 36 00                 Tel: +41-22-739 36 01
Fax: +41-22-739 30 85                 Fax: +41-22-739 30 22
http://www.serono.com                 Reuters: SEOZ.VX / SRA.N
---------------------                 Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:                      INVESTOR RELATIONS:
Tel. +1 781 681 2340                  Tel.  +1 781 681 2552
Fax: +1 781 681 2935                  Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SERONO S.A.
                                        a Swiss corporation
                                        (Registrant)



May 15, 2003                       By:  /s/ Allan Shaw
                                        ------------------------------
                                        Name:  Allan Shaw
                                        Title: Chief Financial Officer


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